Exhibit 4(x)

VARIABLE ACCOUNT ENDORSEMENT

This endorsement is part of Your contract. All definitions, provisions, and exceptions of the contract apply to this endorsement unless specifically changed by this endorsement. The endorsement effective date is the same as the Contract Date unless a different endorsement effective date is shown on the Data Page. In the event of a conflict between any provision in this endorsement and the contract, the provisions of this endorsement will control.

ENDORSEMENT BENEFIT

This endorsement establishes one or more Variable Accounts for Your contract, subject to the terms and conditions of this endorsement.

DEFINITIONS

ACCUMULATED VALUE is the sum of the Segment Interim Value plus the total value of any allocation to the Initial Holding Account, Fixed Segment Option(s), and Variable Account(s).

DIVISION means the part of the Separate Account that invests in shares of a corresponding underlying Mutual Fund. The value of an investment in a Division is variable and is not guaranteed.

MUTUAL FUND means a registered open-end investment company, or a separate investment account or portfolio thereof, in which a Division invests.

SEPARATE ACCOUNT means Principal Life Insurance Company Separate Account B, a registered unit investment trust under the Investment Company Act of 1940, as amended, with Divisions to which premium payments may be allocated under this contract.

VALUATION DAY is any day that the New York Stock Exchange ("NYSE") is open for trading, and trading is not restricted.

VALUATION PERIOD means the period beginning at the close of normal trading in the NYSE, generally 4:00 p.m. E.T. on each Valuation Day, and ending at the close of normal trading of the NYSE on the next Valuation Day.

VARIABLE ACCOUNT

This endorsement updates the Accumulated Value definition as defined above. The Variable Account is a division of the registered Separate Account (also referred to as a “sub-account”) that invests in shares of the Underlying Fund. You cannot instruct us to allocate your Premium Payment or Accumulated Value to the Variable Account. The sole purpose of the Variable Account is to serve as a default reallocation option at the end of a Segment Term in the absence of Owner instructions. We reserve the right to substitute the Underlying Fund for the Variable Account. We reserve the right to close the Variable Account and remove it from the Contract. However, no such closure will be made without notifying You and getting any required approval from the appropriate state and/or federal regulatory authorities.

DIVISION VALUE

The value for each Division under this contract is equal to the number of Units in that Division multiplied by that Division's Unit value. The number of Units in a Division at any time equals 1 minus 2, where:

1.	is the number of Units credited to the Division because of:

a.	premiums and credits allocated to it;

b.	amounts transferred to it; and

2.	is the number of Units redeemed from the Division because of:

a.	amounts deducted from it;

b.	amounts transferred from it;

c.	amounts surrendered from it; and

d.	amounts applied to an annuity benefit payment option.

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UNITS AND UNIT VALUE

We will determine the Unit value for each Division at the end of each Valuation Day. The Unit value for each Division is obtained by multiplying the Unit value for the immediately preceding Valuation Day by the particular Division's net investment factor for the current Valuation Period.

The number of Units purchased or redeemed is determined by dividing the dollar amount of the purchase or redemption by the Unit value for the Division at the end of the Valuation Day of the purchase or redemption.

NET INVESTMENT FACTOR

On any Valuation Day, the net investment factor for a Division is:

1.	the net asset value of the underlying Mutual Fund shares held by that Division at the end of such Valuation Day before any contract transactions are made on that day plus the per-share amount of any dividend or other distribution made by such Mutual Fund during such Valuation Day; divided by

2.	the net asset value of the underlying Mutual Fund shares held by that Division at the end of the immediately preceding Valuation Day after all contract transactions were made for that day; minus

3.	the Separate Account Administration Charge shown on the Data Page; minus

4.	the Mortality and Expense Risks Charge shown on the Data Page.

The charges in 3. and 4. above accrue daily and will be deducted from the Separate Account at Our discretion.

We reserve the right to change the Separate Account Administration Charge and/or the Mortality and Expense Risks Charge as shown on the Data Page. We reserve the right to adjust the above formula for any taxes determined by Us to be attributable to the operations of the Division.

SEPARATE ACCOUNT

SEPARATE ACCOUNT DIVISIONS

We reserve the right to add other Divisions, eliminate or combine existing Divisions, or transfer assets in one Division to another. If shares of a Mutual Fund are no longer available for investment, or in Our judgment investment in a Mutual Fund becomes inappropriate considering the purpose of the Separate Account, We may eliminate the shares of a Mutual Fund or a class of shares of a Mutual Fund and substitute shares of another Mutual Fund or another class of a Mutual Fund. Substitution may be made with respect to both existing investments and the investment of future premium payments. However, no such changes will be made without notifying You and getting any required approval from the appropriate state and/or federal regulatory authorities.

If We eliminate or combine existing Divisions, or transfer assets in one Division to another, You may change Your allocation percentages and transfer any value in the eliminated or combined Divisions to other Divisions. You may exercise this right until the later of 60 days after the effective date of such change or the date You receive notice of this right.

You may exercise this right at no charge only if You have an interest in the affected Divisions.

SEPARATE ACCOUNT ASSETS

Assets are put into the Separate Account Divisions to support this contract and to support other variable annuity contracts We may offer. We own the assets of the Separate Account. These assets are not part of Our general account. Income, gains and losses of the Separate Account, whether or not realized, are credited to or charged against the Separate Account Divisions' assets, without regard to Our other income, gains or losses. The assets of the Separate Account will be available to cover the liabilities of Our general account only to the extent that the Separate Account assets exceed its liabilities.

Principal Life Insurance Company

{ Des Moines, Iowa 50392-0001 }

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